Justin L. Jackson
Attorney At Law
Writer direct
(405) 552-2240
Fax (405) 228-7440
justin.jackson@mcafeetaft.com

January 26, 2007
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:	Kurt K. Murao
Re:	AMS Health Sciences, Inc. Amendment No. 1 on Form SB-2 filed on November 22, 2006 File No. 333-136128
Ladies and Gentlemen:
     The following is in response to the Staff’s comment letter dated January 24, 2007. With respect to the Staff’s comments, you are advised as follows:
Amendment No. 1 to Registration Statement on Form S-3 on Form SB-2
     Selling Shareholders, page 46
1.	We note your response to comment 6 in our letter dated August 16, 2006, where you disclosed that Ascendiant Securities, LLC is a registered broker-dealer and therefore, an underwriter in the offering. Please note, however, that a registration statement registering the resale of shares being offered by a broker-dealer need not identify the broker-dealer as an underwriter if the shares were issued to the broker-dealer as underwriting compensation. Please advise us whether the shares being registered for resale by Ascendiant Securities, LLC were issued to Ascendiant Securities, LLC as underwriting compensation. We may have further comments.

Ascendiant Securities, LLC received the securities that are being registered pursuant to the Registration Statement as compensation for its services in placing the Secured Convertible Term Note with Laurus. As a result, we revised the Registration Statement to remove the statement that Ascendiant Securities, LLC was deemed to be an underwriter.

2.	We note your response to comment 7 in our letter dated August 16, 2006, where you disclosed that selling shareholders that are affiliates of broker-dealers represented to you that “[i]t purchased our securities for its own account for investment only...” Please revise to state, if true, that the selling stockholders who are affiliates of broker-dealers purchased the shares in the ordinary course of business, as we requested in the comment.

The selling stockholders who are affiliates of broker-dealers purchased the shares in the ordinary course of business. We have revised the registration statement to include this statement.
Plan of Distribution, page 47
3.	We note your response to comment 10 in our letter dated August 16, 2006 where you disclosed that you “[w]ill either amend the registration statement of which this prospectus is a part, or file a new registration statement, to register any additional shares of common stock we issue to Laurus Master Fund, Ltd. upon the conversion of their Note or exercise of their warrant.” Please revise or tell us the basis or other authority for increasing the number of shares registered in the offering by use of a post-effective amendment. Otherwise, delete the statement that you may file a post-effective amendment to register additional shares of common stock.

We have revised the Registration Statement to delete the statement that the Company may file a post effective amendment to register additional shares of common stock.
Form 10-QSB for the Fiscal Quarter Ended September 30, 2006
4.	WE note your response to comment 13 in our letter dated August 16, 2006, where you indicated in your response letter that the “[c]ertifications will be modified as requested.” It appears, however, that the certifications in your Form 10-QSB for Fiscal Quarter Ended September 30, 2006 still contain the title of the officers in the first line of the certifications. Please revise to remove the title of the officers in the first line of the 302 certifications.

The Company’s response to the Staff’s first comment letter was filed after the Form 10-QSB for the Fiscal Quarter Ended September 30, 2006 was filed and the officers’ titles were inadvertently left in the Section 302 certifications. The Company requests that it not be required to amend the third quarter 10-QSB solely for the purpose of removing the titles from the first line of the certifications. All future certifications will be modified as requested.
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     If you have further questions or comments, please call me at the number listed above.

Very truly yours,
/s/ Justin L. Jackson
Justin L. Jackson

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